September 19, 2018

Darren Karst
Senior Executive Vice President and Chief Financial Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

       Re: Rite Aid Corporation
           Form 10-K for Fiscal Year Ended March 3, 2018
           Filed April 26, 2018
           File No. 001-05742

Dear Mr. Karst:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining